Mail Stop 6010
      February 13, 2006

VIA U.S. MAIL AND FACSIMILE (574) 372-1790

Gregory D. Hartman
Chief Financial Officer
Biomet, Inc.
56 East Bell Drive
Warsaw, Indiana  46582


      Re:	Biomet, Inc.
		Form 10-K for the fiscal year ended May 31, 2005
      Filed August 10, 2005
		Form 8-K dated June 20, 2005
		File No. 001-15601

Dear Mr. Hartman:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended May 31, 2005

Consolidated Financial Statements

Note C:  Business Combinations, page 40

1. We see that a significant portion of the purchase price for the Interpore acquisition was allocated to in-process technology. Please tell us and expand future filings to disclose the nature of the acquired technology and disclose the method and significant assumptions used to determine the fair value. Please also provide the following disclosures in future filings:
* The stage of completion and the extent of effort necessary to complete these project(s), including estimated costs.
* Nature and timing of remaining efforts for completion, including expected completion date and the impact from any delays;
* The period in which material net cash inflows from these projects are expected to commence;
* Whether the technology was brought to fruition, and if not, disclose why not.
* How periods subsequent to the acquisition have been affected by completion of the project and introduction of the technology.

2. Additionally, we see that the aggregate amount assigned to goodwill and other intangible assets resulting from your acquisitions is significant in relation to the aggregate cost of the acquiring Interpore. Please revise future filings to include all of the disclosures required by paragraph 52 of SFAS 141. Refer to paragraph
53(d) of the Standard for additional guidance.   Please also
disclose
the factors that contributed to a purchase price that resulted in a significant amount of goodwill.
Schedule II - Valuation and Qualifying Accounts, page 50

3. We note from your schedule of valuation and qualifying accounts that you decreased your excess and obsolete inventory reserve during fiscal year 2004 by $16 million. Please tell us and revise future filings to clarify how the 2004 acquisitions resulted in a decrease in your excess and obsolete inventory reserve.


Form 8-K dated June 20, 2005

4. We note that you present the non-GAAP measure "adjusted earnings per share" in discussing your expected results for the fourth quarter ended May 31, 2005. Please note that Instruction 2 to Item 2.02 of
Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph
(e)(1)(i)
of Item 10 of Regulation S-K. You should also include the disclosures discussed in Question 8 of the FAQ Regarding the Use of
Non-GAAP Financial Measures dated June 13, 2003, including the manner in which management uses the non-GAAP measure, the economic substance behind management`s decision to use the measure, the material limitations associated with the use of the non-GAAP measure as compared to the directly comparable GAAP measure, the manner in which management compensates for the limitations of using the non-GAAP measure and the substantive reasons why management believes that the non-GAAP financial measure provides useful information to investors.
You should provide more specific rationale about why the non-GAAP measures are useful to investors.
Please confirm that you will expand future Forms 8-K to provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K and question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Hartman
Biomet, Inc.
February 13, 2006
Page 2